Exhibit 99.1

Press Release	April 26, 2016

Cnova N.V. — 1st Quarter 2016 Financial Results

AMSTERDAM, April 26, 2016, 07:45 CET — Cnova N.V. (NASDAQ & Euronext in Paris: CNV) (“Cnova” or the “Company”) today announced its unaudited financial results for the first quarter 2016.

This press release should be read in conjunction with a separate press release issued today updating the findings of the ongoing internal review in Brazil (“the review”) announced in December 2015(1),*.

•                  Cnova N.V.:

•                  GMV(2): €  1,138 million (+4.2% constant currency)

•                  Net sales: € 742 million (-6.6% constant currency)

•                  Gross margin(3): 12.6% (+139 bps)

•                  Operating EBIT(3): € (31) million

•                  Cdiscount France:

•                  GMV: € 732 million (+18.3%)

•                  Marketplace share of GMV: 29.0% (+351 bps)

•                  Net sales: € 465 million (+15.3%)

•                  Market share: +3.8 pts (January 2016), +1.5 pts (February 2016)

•                  Marketplace commissions: +59% y-o-y

•                  Gross margin: 14.0% (+62 bps)

•                  Operating EBIT: € 2 million

•                  Cnova Brazil:

•                  GMV: € 402 million (-10.5% constant currency)

•                  Marketplace share of GMV: 15.6% (+852 bps)

•                  Net sales: € 274 million (-19.7% constant currency, ex-ICMS(4))

•                  Marketplace commissions: +142% y-o-y

•                  Gross margin: 10.2% (+79 bps)

•                  Operating EBIT: € (27) million

*The 1st quarter 2015 figures presented herein are preliminary estimates, prepared solely by management. These figures are presented for comparison purposes only, and are subject to change depending on the developments of the ongoing review.

Cnova N.V. Key Figures

(Preliminary, unaudited, € million)	March 31, 2016	March 31, 2015 Preliminary (5)(6)

1st quarter:
GMV	1,138	1,222
Net sales	742	893
Gross profit	93	100
Gross margin	12.6%	11.2%
SG&A	(124)	(135)
Operating EBIT	(31)	(35)
o/w: France	2	(8)
Brazil	(27)	(21)
International & Holding	(6)	(6)
Net profit/(loss) from continuing activities	(66)	(49)
Adjusted EPS(3)	(0.11)	(0.08)

Last 12 months:
Net cash from continuing operating activities	(118)	286
o/w Change in Operating Working Capital	7	270
Capex	(63)	(76)
Free cash flow	(181)	210

1st Quarter 2016 Financial Performance

The ongoing review in Cnova Brazil has recently identified other issues (related to intangible assets and possible improperly deferred operating expenses) that are currently the subject of further review. It is not possible at this time to: i) evaluate the impact that these issues may have on 2015 and prior periods, ii) determine how such an impact would be apportioned to the various quarters of those accounting periods, and iii) know whether those apportionments could ultimately also impact the first quarter 2016 financial results.

Cnova N.V.

•                  Gross merchandise volume (GMV) at the Group level amounted to €1,138 million for the 1st quarter 2016 (+4.2% on a constant currency basis; -6.9% on a reported basis compared to the same period in 2015).

•                  The 1st quarter of 2016 marketplace share of GMV was 24.2% (+750 basis points year-over-year, or
y-o-y).

•                  Net sales totalled €742 million in the 1st quarter 2016 (y-o-y: -6.6% constant currency; -17.0% reported).

•                  Gross profit was € 93 million with a corresponding margin of 12.6% (+139 basis points y-o-y), as the increase of Cdiscount France’s gross margin from 13.4% in the 1st quarter of 2015 to 14.0% in the 1st quarter of 2016 was accompanied by the 79 basis point rise (from 9.5% to 10.2%) recognized at Cnova Brazil over the corresponding period in 2015 and a strong improvement in International operations gross margin (from -7.1% to +1.6%).

•                  SG&A costs amounted to € (124) million (16.7% of net sales). Lower costs as percentage of net sales in France were offset by additional costs related to the remedial operational actions initiated in Brazil.

•                  As a result, operating EBIT improved from € (35) million to € (31) million including +€ 2 million in France, € (27) million in Brazil, € (3) million in international operations and € (3) million for Holdings. The operating loss reported during the 1st quarter of 2015 improved by € 3 million y-o-y to € (46) million in the 1st quarter of 2016 and included € (10) million in costs related to the ongoing internal review at Cnova Brazil.

•                  Net financial expense was € (22) million and reflected the 200 basis point y-o-y increase in the Selic (base interest rate in Brazil) and cash consumption situation in Brazil as well as the impact of the renegotiated factoring arrangement(7) in France.

•                  Net loss excluding discontinued operations amounted to € (66) million with an adjusted EPS of € (0.11).

•                  Cash Management

Last twelve months at March 31, 2016:

•                  Net cash from continuing operating activities at March 31, 2016, amounted to € (118) million and included a change in operating working capital of € 7 million.

•                  Capex (purchase of property, equipment and intangible assets) was € (63) million.

•                  As a result, free cash flow was € (181) million, with € (22) million at Cdiscount France and € (117) million at Cnova Brazil.

•                  Net financial debt(3) position at March 31, 2016 was € 258 million.

Cdiscount France

•                  GMV at Cdiscount France amounted to €732 million for the 1st quarter of 2016 (+18.3% compared to the same period in 2015).

•                  The 1st quarter 2016 marketplace share of GMV was 29.0% (+351 basis points y-o-y),

•                  As of March 31, 2016, there were more than 8,300 marketplace vendors,

•                  The number of subscribers to the customer loyalty program, Cdiscount à volonté, was up 160% y-o-y.

•                  Net sales totaled €465 million for the 1st quarter 2016 (y-o-y: +15.3%, of which +1.3% was related to the leap year impact and approximately +1.6% to the renegotiated factoring arrangement)(7).

•                  According to the latest market research figures available from GfK for the hi-tech, IT and appliances sectors, Cdiscount’s market share in France increased by 1.5 percentage points in February 2016 to 30.3%. This follows a 3.8 percentage point increase in January 2016 and a 1.3 point percentage increase in the 4th quarter of 2015.

•                  Gross profit grew 20.6% to €65 million (margin: 14.0% compared to 13.4% in the 1st quarter of 2015) and included the impact of an increased contribution from our marketplaces and the renegotiated factoring arrangement (7), partially offset by the effect of seasonality in the recognition of supplier contributions.

•                  SG&A costs (-€ 63 million) decreased to -13.6% of net sales (versus -15.4% in 1Q15) on the back of a higher basis of comparison in the 1st quarter 2015.

•                  As a result, operating EBIT was +€ 2 million in the 1st quarter of 2016 (compared to -€ 8 million for the same period in 2015).

•                  Operational Enhancements:

•                  Acceleration of marketplace vendor quantity and quality improvements as well as ramp-up of fulfillment services;

•                  Ramp-up of same-day delivery service for large (> 30 kg) products : order by 14:00 CET, delivery by 23:00 CET;

•                  Reduction of out-of-order stock to below 5% and offering of 10,000 new in stock 1P SKU’s including half in home furnishings;

•                  Improvement of our Alimentaire Express customer experience;

•                  Improvement of customer satisfaction indicators (net promoter score, customer satisfaction with the customer service department, decrease in the ratio of customer in-bound calls and mails as a percentage of total number of orders), in line with Cdiscount’s priority.

Cnova Brazil

•                  GMV amounted to €402 million (R$ 1,729 million)(8) for the 1st quarter of 2016, representing a y-o-y decrease on a constant currency basis of -10.5%.

•                  During the same period, the marketplace share of GMV was 15.6% (+852 basis points y-o-y),

•                  As of March 31, 2016, there were more than 2,300 marketplace vendors.

•                  1st quarter 2016 net sales totaled €274 million (R$ 1,178 million) a y-o-y change of -19.7% on a constant currency basis and excluding the impact of the increase in Brazilian VAT (ICMS) on interstate transactions at the beginning of January 2016 (approximately -5.2%)(4). The leap year impact was approximately +1%.

•                  Gross profit was €28 million, with a 79 basis point improvement in gross margin (10.2% in the 1st quarter 2016 compared to 9.5% in the 1st quarter of 2015), including higher contribution from our marketplaces and shipping revenue.

•                  SG&A costs (-€ 55 million) increased by R$ 20 million over the first quarter 2016, representing a 6 pts increase in % of net sales, to 20.0%. Despite lower variable cost correlated with lower sales volume, SG&A were negatively impacted by (i) increased fulfillment costs due to higher customer service expenses, (ii) higher marketing costs to enhance traffic, (iii) higher external fees, and (iv) higher amortization expenses.

•                  As a result, operating EBIT was € (27) million in the 1st quarter of 2016, compared to € (21) million for the same period in 2015.

•                  Operational Enhancements:

•                  Resolution of deficiencies in logistics operations resulting in low productivity and low quality of service;

•                  Reduction of out-of-order stocks by 33% with a further 50% reduction targeted;

•                  Improving customer service levels;

•                  Acceleration of warehouse synergies with Via Varejo.

Commercial Indicators

•                  1st quarter 2016 traffic grew by 16.6% y-o-y to over 493 million visits (+12.1% at Cdiscount France; +15.7% at Cnova Brazil).

•                  Share of traffic from mobile devices grew to 46.1% in the 1st quarter 2016 (50.6% at Cdiscount France; 44.0% at Cnova Brazil).

•                  Active customers(9) totaled 14.6 million at March 31, 2016.

2016 perimeter changes

•                  On March 1, 2016, Cnova completed the disposition of Cdiscount.vn (Vietnam) to Big C Vietnam. The sale agreement contains an earn-out structure on the potential proceeds from the ultimate sale of Big C Vietnam.

•                  On March 21, 2016, Cnova completed the disposition of Cnova’s total economic interest in Cdiscount Thailand to the Thai conglomerate TCC Group for a total cash equivalent consideration of € 28 million (including repayment of shareholder loans). This disposal resulted in a net profit of € 24.4 million, which is included in the net profit from discontinued operations totaling € 20.6 million for the 1st quarter 2016.

Outlook

Cdiscount France, for full year 2016, is targeting continued improvement in reported operating EBIT.

On a longer term basis, Cnova continues to focus on operational management and is concentrating its efforts on finding the right balance between top line growth and increased profitability while maximizing free cash flow generation. The Company is focusing its core activities on its largest markets in order to benefit from near and long term upside potential.

End notes:

(1)    On December 18, 2015, Cnova’s board announced that it had hired external legal and forensic consultants to assist with an internal review primarily in connection with alleged employee misconduct related to inventory management at its Brazilian subsidiary distribution centers. During the review, the Company also identified discrepancies related to accounts payable due to suppliers and accounts receivable/products in-transit with delivery companies. For more information, please see Cnova press releases dated December 18, 2015, January 12, 2016, February 24, 2016, and April 26, 2016 (available here: http:/www.cnova.com/en/investor-relations/press-releases/).

(2)    Gross Merchandise Volume (GMV) is defined as product sales + other revenues + marketplace business volumes (calculated based on approved and sent orders) + taxes.

(3)    Non-GAAP financial measure. See Non-GAAP Definitions and/or Reconciliations sections of this press release for additional information.

(4)    Beginning January 1, 2016, ICMS, the Brazilian indirect VAT on the interstate sale of goods and services, is transitioning from being 100% due in the state of the seller to being 100% due in the state of the buyer.  This has led to an estimated decrease in first quarter 2016 net sales at Cnova Brazil in the amount of approximately R$ 82 million (approximately €19 million).

(5)    All 1st quarter 2015 figures for Cdiscount and Cnova NV have been adjusted to take into account the disposal of MonShowRoom in 2015. 1st quarter figures for 2015 and 2016 also take into consideration the reclassification of Cdiscount Thailand and Cdiscount Vietnam as discontinued activities.

(6)    1st quarter 2015 and 2016 figures of Cnova Brazil and Cnova N.V. are preliminary estimates, prepared solely by management based on its best knowledge to date. These figures should, therefore, be considered as a preliminary apportionment of unaudited adjustments of Cnova Brazil for 2015 that is subject to revision following completion of the on-going internal review. The preliminary estimates for the 1st quarter of 2015 and 2016 contained in this press release do not include any adjustments relating to intangible assets or possibly improperly deferred operating expenses; review of those matters is ongoing.  For more information on the Cnova Brazil internal review, please see Annex C  as well as Cnova press releases dated December 18, 2015, January 12, 2016, and February 24, 2016, April 12, 2016, and April 26, 2016 (available at: www.cnova.com/en/investor-relations/press-releases/). 1st quarter 2015 figures of Cnova Brazil and Cdiscount also reflect the reclassification of warehouse costs as communicated on Jan 12, 2016 and this is unrelated to the ongoing internal review at Cnova Brazil.

(7)    In the second half of 2015, Cdiscount France renegotiated its customer installment payment plan contract. Previously, the installment payment plan was provided directly by the bank and related fees were netted against bank finance costs (commissions paid) and recorded as fulfillment costs. Under the new contract Cdiscount France now provides the installment payment plan directly to its clients and factors to a bank its receivables. Pursuant to IAS 39, the accounting treatment has been changed as follows: customer installment payment plan service fees are recorded as net sales while bank finance charges are recorded as a finance expense. If the renegotiated contract had been in effect at the beginning of 2015, 1st quarter 2015 net sales would have been higher by €5.8 million and bank finance charges higher by € 9.0 million

(8)    Brazilian real/Euro average exchange rate for the 1st quarter: 2015 = R$3.22; 2016 = R$4.30.

(9)    Active customers at the end of March having purchased at least once through our sites during the last 12 months, calculated on a website-by-website basis because we operate multiple sites each with unique systems of identifying users, which could result in an individual being counted more than once.

About Cnova N.V.

Cnova N.V., one of the world’s largest e-Commerce companies, serves 15 million active customers via state-of-the-art e-tail websites: Cdiscount in France, Brazil, Colombia, Ivory Coast, Senegal, Cameroon and Belgium; Extra.com.br, Pontofrio.com and Casasbahia.com.br in Brazil. Cnova N.V.’s product offering of more than 32 million items provides its clients with a wide variety of very competitively priced goods, several fast and customer-convenient delivery options as well as practical payment solutions. Cnova N.V. is part of Groupe Casino, a global diversified retailer. Cnova N.V.’s news releases are available at www.cnova.com/investor-relations.aspx. Information available on, or accessible through, the sites referenced above is not part of this press release.

This press release contains regulated information (gereglementeerde informatie) within the meaning of the Dutch Financial Supervision Act (Wet op het financieel toezicht) which must be made publicly available pursuant to Dutch and French law. This press release is intended for information purposes only.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements may include projections regarding Cnova’s future performance and, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others: the ability to grow its customer base; the ability to maintain and enhance its brands and reputation; the ability to manage the growth of Cnova effectively; changes to technologies used by Cnova; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; the ongoing internal review in Brazil; and other factors discussed under the heading “Risk Factors” in the U.S. Annual Report on the Form 20-F for the year ended December 31, 2014  filed with the U.S. Securities and Exchange Commission on March 31, 2015 and other documents filed with or furnished to the U.S. Securities and Exchange Commission. Any forward-looking statement made in this press release speaks only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

***

Cnova Investor Relations Contact: Head of Investor Relations investor@cnova.com Tel: +31 20 795 06 71	Media contact: Head of Communication directiondelacommunication@cnovagroup.com Tel: +31 20 795 06 76

Appendices

A.            1st Quarter Preliminary Consolidated Financial Statements (unaudited)

Preliminary Consolidated Income Statement

	First Quarter*
(€ millions, unaudited)	2016	2015 Preliminary	Change

Net sales	741.6	893.0	-17.0%
Cost of sales	(648.3)	(793.0)	-18.3%
Gross profit	93.3	99.9	-6.6%
% of net sales (Gross margin)	12.6%	11.2%	+139	bps
SG&A (Selling, General & Administrative expenses)	(123.9)	(135.3)	-8.4%
% of net sales	-16.7%	-15.1%	-156	bps
Fulfillment	(61.0)	(69.5)	-12.2%
Marketing	(18.6)	(19.6)	-4.7%
Technology and content	(25.5)	(25.6)	-0.4%
General and administrative	(18.7)	(20.6)	-9.1%
Operating profit/(loss) from ordinary activities (Operating EBIT)	(30.6)	(35.3)	-13.5%
% of net sales	-4.1%	-4.0%
Other expenses	(15.9)	(13.9)	+14.3%
Operating profit/(loss)	(46.5)	(49.3)	-5.7%
Financial net income/(expense)	(22.5)	(6.3)	+256.8%
Profit/(loss) before tax	(69.0)	(55.6)	+24.1%
Income tax gain/(expense)	3.2	7.1	-54.9%
Net profit/(loss) from continuing operations	(65.8)	(48.5)	+35.6%
Net profit/(loss) from discontinued operations	20.6	(3.1)	nm
Net profit/(loss) for the period	(45.2)	(51.6)	-12.5%
% of net sales	-6.1%	-5.8%	-31	bps
Attributable to Cnova equity holders	(41.3)	(48.5)	-15.0%
Attributable to non-controlling interests	(3.9)	(3.1)	+26.5%
Adjusted EPS (€) from continuing operations	(0.11)	(0.08)	+41.7%
Adjusted EPS (€) from discontinued operations	0.00	(0.00)	-151.9%
Adjusted EPS (€)	(0.11)	(0.08)	+31,8%

*                 All 1st quarter 2015 figures for Cdiscount and Cnova NV have been adjusted to take into account the disposal of MonShowRoom in 2015. 1st quarter figures for 2015 and 2016 also take into consideration the reclassification of Cdiscount Thailand and Cdiscount Vietnam as discontinued activities.

1st quarter 2015 and 2016 figures of Cnova Brazil and Cnova N.V. are preliminary estimates, prepared solely by management based on its best knowledge to date. These figures should, therefore, be considered as a preliminary apportionment of unaudited adjustments of Cnova Brazil for 2015 that is subject to revision following completion of the on-going internal review. The preliminary estimates for the 1st quarter of 2015 and 2016 contained in this press release do not include any adjustments relating to intangible assets or possibly improperly deferred operating expenses; review of those matters is ongoing.  For more information on the Cnova Brazil internal review, please see Annex C  as well as Cnova press releases dated December 18, 2015, January 12, 2016, and February 24, 2016, April 12, 2016, and April 26, 2016 (available at: www.cnova.com/en/investor-relations/press-releases/). 1st quarter 2015 figures of Cnova Brazil and Cdiscount also reflect the reclassification of warehouse costs as communicated on Jan 12, 2016, and this is unrelated to the ongoing internal review at Cnova Brazil.

Preliminary Consolidated Balance Sheet

(€ million, unaudited)	March 31, 2016	Dec. 31, 2015	March 31, 2015

ASSETS

Cash and cash equivalents	207.8	400.8	344.8
Trade receivables, net	136.2	127.4	150.8
Inventories, net	402.7	423.1	476.3
Current income tax assets	0.5	0.8	1.7
Other current assets, net	198.1	199.6	129.5
Assets held for sale	—	4.3	—
Total current assets	945.2	1,156.1	1,103.1

Other non-current assets, net	26.1	20.2	96.4
Deferred tax assets	49.0	44.4	57.1
Property and equipment, net	38.1	38.3	43.8
Intangible assets, net	130.1	131.4	145.6
Goodwill	383.1	368.3	463.5
Total non-current assets	626.3	602.7	806.4

TOTAL ASSETS	1,571.6	1,758.7	1,909.5

EQUITY AND LIABILITIES

Current provisions	6.8	7.5	0.5
Trade payables	754.8	1,221.3	1,044.3
Current financial debt	457.8	132.2	264.4
Current tax liabilities	59.8	51.3	35.4
Other current liabilities	141.7	171.7	88.4
Liabilities held for sale	—	0.9
Total current liabilities	1,420.9	1,584.8	1,433.0

Non-current provisions	10.8	11.8	9.3
Non-current financial debt	10.0	14.8	9.6
Other non-current liabilities	17.0	12.4	3.6
Deferred tax liabilities	—		6.6
Total non-current liabilities	37.8	39.0	29.2

Share capital	22.1	22.1	22.1
Reserves, retained earnings and additional paid-in capital	93.8	118.3	421.9
Equity attributable to equity holders of Cnova	115.9	140.4	443.9
Non-controlling interests	(3.0)	(5.5)	3.4
Total equity	112.9	134.9	447.3

TOTAL EQUITY AND LIABILITIES	1,571.6	1,758.7	1,909.5

Preliminary Consolidated Cash Flow Statement

	Last Three Months		Last Twelve Months
at March 31 (€ millions)	2016	2015(1)	2016	2015(1)
Net profit/(loss) from continuing operations	(64.4)	(46.6)	(244.1)	(78.2)
Net profit/(loss), attributable to non-controlling interests	(1.4)	(1.9)	(6.5)	(2.7)
Net profit (loss) for the period excl. discontinued operations	(65.8)	(48.5)	(250.5)	(80.8)
Depreciation and amortization expense	9.4	9.5	40.1	31.4
(Income) expenses on share-based payment plans	(0.1)	0.2	0.3	7.5
(Gains) losses on disposal of non-current assets and impairment of assets	4.2	5.5	13.2	2.6
Share of (profits) losses of associates	—	—	—	1.4
Other non-cash items	0.5	0.9	0.5	5.6
Financial expense, net	22.5	6.3	75.1	67.3
Current and deferred tax (gains) expenses	(3.2)	(7.1)	0.4	(14.0)
Income tax paid	(0.6)	(0.7)	(3.5)	(4.8)
Change in operating working capital	(486.6)	(353.4)	6.5	269.9
Inventories of products	25.9	(85.3)	36.0	(43.1)
Trade payables	(492.8)	(216.9)	(62.0)	354.5
Operating payables	(21.1)	(39.2)	19.0	12.9
Operating receivables	3.3	6.3	0.6	(47.5)
Other	(1.9)	(18.3)	12.9	(6.8)
Net cash from/(used in) continuing operating activities	(519.7)	(387.4)	(117.9)	285.9
Net cash from/(used in) discontinued operating activities	19.6	(6.3)	15.7	(8.1)
Purchase of property, equipment & intangible assets	(11.7)	(22.0)	(63.4)	(75.7)
Purchase of non-current financial assets	(0.5)	(0.4)	(1.0)	(1.9)
Proceeds from disposal of prop., equip., intangible assets	0.2	0.1	21.8	0.7
Proceeds from disposal of non-current financial assets	—	2.2	0.0	2.6
Acquisition of an entity net of cash acquired	16.7	—	7.8	0.1
Investments in associates	—	—	—	(1.4)
Changes in loans granted (including to related parties )	6.0	65.2	5.7	(2.1)
Net cash from/(used in) continuing investing activities	10.8	45.1	(29.0)	(77.7)
Net cash from/(used in) discontinued investing activities	(24.0)	(0.4)	(25.6)	(10.2)
Changes in loans received	216.5	168.6	62.9	37.2
Transaction with owners of non-controlling interests	(0.0)	(11.6)	(7.0)	5.8
Proceeds from IPO, net of costs	—	—	—	137.1
Additions to financial debt	137.3	—	141.2	35.9
Repayments of financial debt	(22.8)	(1.5)	(21.5)	(0.0)
Interest paid, net	(33.3)	(12.8)	(83.0)	(62.7)
Net cash from/(used in) continuing financing activities	297.7	142.7	92.7	153.3
Net cash from/(used in) discontinued financing activities	(0.1)	1.3	5.5	0.0
Effect of changes in foreign currency translation adjustments	9.3	(24.3)	(100.1)	(5.6)
Change in cash and cash equivalents from continuing operations	(201.9)	(223.9)	(154.3)	356.0
Change in cash and cash equivalents from discontinued operations	(4.6)	(4.8)	(4.9)	(25.0)
Cash and cash equivalents, net, at period begin	391.8	573.2	344.5	13.5

Cash and cash equivalents, net, at period end	185.3	344.5	185.3	344.5

B.            Additional Preliminary 1st Quarter Financial Information (unaudited)

Preliminary Key Figures

	First Quarter(1)		Change
(€ millions, unaudited)	2016	2015 Preliminary	Reported	Constant Currency
Gross merchandise volume (GMV)	1,137.9	1,222.0	-6.9%	+4.2%
Cdiscount France	732.4	619.4	+18.3%
Cnova Brazil	401.8	599.2	-33.0%	-10.5%
International(2)	3.7	3.3	+10.2%
Net sales	741.6	893.0	-17.0%	-6.6%
Cdiscount France	465.3	403.5	+15.3%
Cnova Brazil	273.7	486.7	-43.8%	-24.9%
International	2.7	2.8	-4.3%
Gross profit	93.3	99.9	-6.6%
% of net sales (Gross margin)	12.6%	11.2%
Cdiscount France	65.3	54.1	+20.6%
Gross margin	14.0%	13.4%
Cnova Brazil	28.0	46.0	-39.1%
Gross margin	10.2%	9.5%
International	0.0	(0.2)	nm
Gross margin	1.6%	-7.1%
SG&A	(123.9)	(135.3)	-8.4%
Cdiscount France	(63.3)	(62.2)	+1.8%
Cnova Brazil	(54.7)	(66.8)	-18.2%
International & Holding	(5.9)	(6.2)	-5.1%
Operating profit/(loss) from ordinary activities (Operating EBIT)	(30.6)	(35.3)	-13.5%
% of net sales (EBIT margin)	-4.1%	-4.0%
Cdiscount France	1.9	(8.1)	nm
EBIT margin	0.4%	-2.0%
Cnova Brazil	(26.6)	(20.8)	+27.8%
EBIT margin	-9.7%	-4.3%
International & Holding	(5.9)	(6.4)	-8.7%

(1)         All 1st quarter 2015 figures for Cdiscount and Cnova NV have been adjusted to take into account the disposal of MonShowRoom in 2015. 1st quarter figures for 2015 and 2016 also take into consideration the reclassification of Cdiscount Thailand and Cdiscount Vietnam as discontinued activities.

1st quarter 2015 and 2016 figures of Cnova Brazil and Cnova N.V. are preliminary estimates, prepared solely by management based on its best knowledge to date. These figures should, therefore, be considered as a preliminary apportionment of unaudited adjustments of Cnova Brazil for 2015 that is subject to revision following completion of the on-going internal review. The preliminary estimates for the 1st quarter of 2015 and 2016 contained in this press release do not include any adjustments relating to intangible assets or possibly improperly deferred operating expenses; review of those matters is ongoing.  For more information on the Cnova Brazil internal review, please see Annex C as well as Cnova press releases dated December 18, 2015, January 12, 2016, and February 24, 2016, April 12, 2016, and April 26, 2016 (available at: www.cnova.com/en/investor-relations/press-releases/). 1st quarter 2015 figures of Cnova Brazil and Cdiscount also reflect the reclassification of warehouse costs as communicated on Jan 12, 2016, and this is unrelated to the ongoing internal review at Cnova Brazil.

(2)         Colombia, Ivory Coast, Senegal and Cameroon.

C.            First Quarter 2015 preliminary restatement reconciliation

Cnova N.V.

	First Quarter 2015
	Preliminary*	Original
(€ millions, unaudited)	(on March 31, 2015)	(on March 31, 2016)	Change
GMV	1,222.0	1,248.2	-26.2
Cdiscount France	619.4	625.1	-5.7
Cnova Brazil	599.2	613.7	-14.5
International	3.3	9.4	-6.1
Net sales	893.0	915.5	-22.5
Cdiscount France	403.5	408.1	-4.6
Cnova Brazil	486.7	498.7	-12.0
International	2.8	8.7	-5.9
Gross profit	99.9	113.2	-13.2
Cdiscount France	54.1	54.5	-0.4
Cnova Brazil	46.0	59.3	-13.3
International	(0.2)	(0.7)	+0.5
SG&A	(135.3)	(141.2)	+5.9
Cdiscount France	(62.2)	(64.0)	+1.8
Cnova Brazil	(66.8)	(69.0)	+2.2
International & Holding	(6.2)	(8.1)	+1.9
Operating profit/(loss) from ordinary activities (Operating EBIT)	(35.3)	(28.0)	-7.3
Cdiscount France	(8.1)	(9.5)	+1.4
Cnova Brazil	(20.8)	(9.7)	-11.1
International & Holding	(6.4)	(8.8)	+2.4

*                 All 1st quarter 2015 figures for Cdiscount and Cnova NV have been adjusted to take into account the disposal of MonShowRoom in 2015 (originally part of Cdiscount France). 1st quarter figures for 2015 and 2016 also take into consideration the reclassification of Cdiscount Thailand and Cdiscount Vietnam as discontinued activities.

1st quarter 2015 figures of Cnova Brazil and Cnova N.V. are preliminary estimates, prepared solely by management based on its best knowledge to date. These figures should, therefore, be considered as a preliminary apportionment of unaudited adjustments of Cnova Brazil for 2015 that is subject to revision following completion of the on-going internal review. The preliminary estimates for the 1st quarter of 2015 contained in this press release do not include any adjustments relating to intangible assets or possibly improperly deferred operating expenses; review of those matters is ongoing.  For more information on the Cnova Brazil internal review, please see Cnova press releases dated December 18, 2015, January 12, 2016, and February 24, 2016, April 12, 2016, and April 26, 2016 (available at: www.cnova.com/en/investor-relations/press-releases/).

1st quarter 2015 figures of Cnova Brazil and Cdiscount also reflect the reclassification of warehouse costs as communicated on Jan 12, 2016, and this is unrelated to the ongoing internal review at Cnova Brazil.

D.            Definitions

Adjusted EPS or Adjusted earnings per share — calculated as adjusted net profit/(loss) divided by the weighted average number of ordinary shares outstanding during the applicable period. See “Non-GAAP Reconciliations” section for additional information.

Adjusted net profit/(loss) — calculated as net profit/(loss) before Other Expenses and the related tax impacts. See “Non-GAAP Reconciliations” section for additional information.

Free cash flow — Net cash from/(used in) operating activities less purchase of property and equipment and intangible assets as presented in the consolidated cash flow statement. See “Non-GAAP Reconciliations” section for additional information.

Gross margin — Gross profit as a percentage of net sales. See “Non-GAAP Reconciliations” section for additional information.

Gross merchandise volume (GMV) - Gross Merchandise Volume (GMV) is defined as product sales + other revenues + marketplace business volumes (calculated based on approved and sent orders) + taxes.

Marketplace share — Includes marketplace share of www.cdiscount.com in France as well as extra.com.br, pontofrio.com, casasbahia.com.br and cdiscount.com.br in Brazil.

Net Cash / (Net Financial Debt) — calculated as the sum of (i) cash and cash equivalents and (ii) the current account provided by Cnova or its subsidiaries to Casino pursuant to cash pool arrangements, less financial debt. See “Non-GAAP Reconciliations” section for additional information.

Adjusted EBITDA — calculated as operating profit/(loss) from ordinary activities (Operating EBIT) before depreciation and amortization expense and share based payment expenses.  See “Non-GAAP Reconciliations” section for additional information.

Operating profit/(loss) from ordinary activities (Operating EBIT) — calculated as operating profit/(loss) before other expenses (restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets).

Operating Working Capital — calculated as trade payables less net trade receivables less net inventories as presented in our balance sheet.  This non-GAAP measure is not being employed anymore as we prefer to rely on Change in Operating Working Capital as presented in the Consolidated Cash Flow Statement.

Other expenses — calculated as the sum of restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets.

Cash loss from activities — calculated from entries on the cash flow statement in the following way: net profit/(loss) for the last twelve months, plus depreciation and amortization expense, plus (income)/expenses on share-based payment plans, plus (gains)/losses on disposal of non-current assets and impairment of assets, plus share of (profits)/losses of associates, plus other non-cash items plus financial expense, net, plus current and deferred tax (gains)/expenses, plus income tax paid.

Unique customer — customers who have purchased at least once over the considered period but counted as a single customer irrespective of the number of orders placed by that customer over the considered period.

E.             NON-GAAP RECONCILIATIONS

In addition to disclosing financial results in accordance with International Financial Reporting Standards, or IFRS, this earnings release contains non-GAAP financial measures that Cnova uses as measures of its performance. These non-GAAP measures should be viewed as a supplement to and not a substitute for Cnova’s IFRS measures of performance and financial results in accordance with IFRS and reconciliations from these results should be carefully evaluated.

All 1st quarter 2015 figures for Cdiscount and Cnova NV have been adjusted to take into account the disposal of MonShowRoom in 2015. 1st quarter figures for 2015 and 2016 also take into consideration the reclassification of Cdiscount Thailand and Cdiscount Vietnam as discontinued activities. 1st quarter 2015 figures for Cnova Brazil and Cnova N.V. also reflect the preliminary, unaudited restatement of Cnova Brazil’s 2015 financial statements pursuant to the ongoing internal review at Cnova Brazil and are subject to change following completion of that review (for more information on the Cnova Brazil internal review, please see Cnova press releases dated December 18, 2015, January 12, 2016, February 24, 2016, April 12, 2016, and April 26, 2016, [available at: www.cnova.com/en/investor-relations/press-releases/]).

1st quarter 2015 figures of Cnova Brazil and Cdiscount also reflect the reclassification of warehouse costs, and this is unrelated to the ongoing internal review at Cnova Brazil.

Adjusted net profit/(loss)

Adjusted earnings per share (Adjusted EPS)

Adjusted net profit/(loss) is calculated as net profit/(loss) before restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets and the related tax impacts.

Adjusted net profit/(loss) Cnova is a financial measure used by Cnova’s management and board of directors to evaluate the overall financial performance of the business.  In particular, the exclusion of certain expenses in calculating adjusted net profit/(loss) facilitates the comparison of income on a period-to-period basis.

Adjusted EPS is calculated as adjusted net profit/(loss) divided by the weighted average number of outstanding ordinary shares of Cnova during the applicable period.

The following table reflects the reconciliation of net profit/(loss) attributable to equity holders of Cnova to adjusted net profit/(loss) attributable to equity holders of Cnova and presents the computation of Adjusted EPS for each of the periods indicated.

€ millions	Q1 2016	Q1 2015
Net profit/(loss) for the period attributable to equity holders of Cnova	(41.3)	(48.5)
Excluding:
Restructuring expenses	2.4	4.3
Litigation expenses	10.1	0.6
Initial public offering expenses	—	3.5
Gain/(loss) from disposal of non-current assets	(21.9)	0.3
Asset impairment charges	3.2	5.4
Income tax effect on above adjustments	(0.1)	(1.1)
Minority interest effect on above adjustments	(0.1)	(0.6)
Adjusted net profit/(loss) for the period attributable to equity holders of Cnova	(47.8)	(36.3)
Weighted average number of ordinary shares	441,297,846	441,297,846
Adjusted EPS (€) from continuing operations	(0.11)	(0.08)

Free cash flow

Free cash flow is calculated as net cash from/(used in) continuing operating activities less capital expenditures (purchases of property, equipment and intangible assets) as presented in our cash flow statement. Free cash flow is a financial measure used by Cnova’s management and board of directors to evaluate the overall financial performance of the business.  In particular, it allows the comparison of operational cash flow after capex on a period-to-period basis.

€ millions	Mar. 31, 2016 (LTM)	Mar. 31, 2015 (LTM)
Net cash from/(used in) continuing operating activities	(117.9)	285.9
Less purchase of property, equipment & intangible assets	(63.4)	(75.7)
Free cash flow	(181.3)	210.2

Gross profit and Gross margin

Gross profit is calculated as net sales less cost of sales. Gross margin is gross profit as a percentage of net sales. Gross profit and gross margin are included in this press release because they are performance measures used by our management and board of directors to determine the commercial performance of our business.

The following tables present a computation of gross profit and gross margin for each of the periods indicated:

€ millions	Q1 2016	Q1 2015
Net sales	741.6	893.0
Less: Cost of sales	(648.3)	(793.0)
Gross Profit	93.3	99.9
Gross margin	12.6%	11.2%

Net Cash/(Net Financial Debt)

Net cash/(Net financial debt) is calculated as the sum of (i) cash and cash equivalents and (ii) cash pool balances held in arrangements with Casino Group and presented in other current assets, less (iii) current and (iv) non-current financial debt. Net cash/(Net financial debt) is a measure that provides useful information to management and investors to evaluate our cash and cash equivalents and debt levels and our current account position, taking into consideration the cash pool arrangements in place among certain members of the Casino Group, and therefore assists investors and others in understanding our cash position and liquidity.

The following table presents a computation of net cash/(net financial debt) for each of the periods indicated:

€ millions	Mar. 31, 2016	Mar. 31, 2015
Cash and cash equivalents	207.8	344.8
Plus cash pool balances with Casino presented in other current assets	—	—
Less current financial debt	(457.8)	(264.4)
Less non-current financial debt	(8.1)	(9.6)
Net cash/(Net financial debt)	(258.1)	70.8

Adjusted EBITDA

Adjusted EBITDA is calculated as operating profit/(loss) from ordinary activities (operating EBIT) before depreciation and amortization expense and share based payment expenses. We have provided a reconciliation below of this measure to operating profit/(loss) from ordinary activities (operating EBIT) — see definition above - the most directly comparable GAAP financial measure, for each of the periods indicated.

€ millions	Q1 2016	Q1 2015
Operating profit before restructuring, litigation, gain/(loss) from disposal of non-current assets and impairment of assets	(30.6)	(35.3)
Excluding: Share based payment expenses	(0.1)	0.2
Excluding: Depreciation and amortization	9.2	9.5
Adjusted EBITDA	(21.5)	(25.7)

Cash loss from activities

Cash loss from activities is calculated from entries on the cash flow statement in the following way: net profit/(loss) for the last twelve months, plus depreciation and amortization expense, plus/(income) expenses on share-based payment plans, plus (gains)/losses on disposal of non-current assets and impairment of assets, plus share of (profits)/losses of associates, plus other non-cash items plus financial expense, net, plus current and deferred tax (gains)/expenses, plus income tax paid.

€ millions	Mar. 31, 2016 (LTM)

Net profit/(loss) for the period	(250.5)
Depreciation and amortization expense	40.1
(Income) expenses on share-based payment plans	0.3
(Gains) losses on disposal of non-current assets and impairment of assets	13.2
Share of (profits) losses of associates	—
Other non-cash items	0.5
Financial expense, net	75.1
Current and deferred tax (gains) expenses	0.4
Income tax paid	(3.5)
Cash loss from activities	(124.4)

Upcoming Events

Tuesday, April 26, 2016 at 16:00 CET                                                Cnova First Quarter 2016 Conference Call & Webcast

Conference Call and Webcast connection details

Conference Call Dial-In Numbers:
Toll-Free
Brazil	0 800 891 6221
France	0 800 912 848
UK	0 800 756 3429
USA	1 877 407 0784
Toll	1 201 689 8560

Conference Call Replay Dial-In Numbers:
Toll-Free	1 877 870 5176
Toll	1 858 384 5517
Available From:	April 26, 2016 at 13:00 ET / 19:00 CET
To:	May 4, 2016 at 00:00 ET / 06:00 CET
Replay Pin Number: 13634189

Webcast:

http://public.viavid.com/index.php?id=118886

Presentation materials to accompany the call will be available at cnova.com on
April 26, 2016.

An archive of the conference call will be available for a limited time at cnova.com following its conclusion.